

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 26, 2023

Zhang Jian
Chief Executive Officer
Sunrise Real Estate Group, Inc.
No. 18, Panlong Road
Shanghai, PRC 201702

> **Re: Sunrise Real Estate Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021 and 2022**
> **File No. 000-32585**

Dear Zhang Jian:

We have reviewed your April 4, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 30, 2022 letter.

Response filed April 4, 2023

Item 1. Business, page 2

1.   We note your response to comment 1. Please revise the forepart of the business section to include the substance of the first paragraph of the second part of your response to comment 1 in your disclosure. Additionally, advise us whether and how the Texas holding company and offshore subsidiaries are meant to comply with restrictions on foreign ownership of or investment in real estate in China. In this regard, we note the list of restrictions beginning on page 8 of the Form 10-K, including the statement that "Foreign-invested real estate enterprises, or the FIREEs must have a registered capital in amounts pursuant to and consistent with existing regulations." If the corporate structure and combined operations are meant to allow foreign ownership in the operating subsidiaries, it is unclear which regulations apply and what actions have been taken to achieve and maintain compliance.

2.   We note your response to comments 1 and 2. Disclose prominently that you are not a

Chinese operating company but a Texas holding company with operations conducted by your subsidiaries based in China. Currently your references to "Company," "we" and "our" do not distinguish between the Texas holding company and the subsidiaries in China with operations. Additionally, please tell us whether Zhong Ji Pu Fa Real Estate Co., Ltd. (SHGXL) represents a VIE. If not, please tell us how you determined consolidation was appropriate. In this regard, we note that your indirect subsidiary Shanghai Shangyang Investment Management and Consulting Co., Ltd. appears to own 0% of SHGXL. However, you state on page 4 of your Form 10-K for the fiscal year ended December 31, 2021, and on page 7 of your response filed April 4, 2023, that SHGXL is consolidated into your financial statements because you control the development rights and are beneficiary of the revenue that SHGXL generates.

3. We note your response to comment 3. Please disclose prominently in the forepart of the business section the legal and operational risks associated with being based in or having the majority of the company's operations in China. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

Additionally, please disclose prominently in the forepart of the business section the substance of the third part of your response to comment 3. Also disclose the location of your auditor's headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

4. We note your response to comment 4. To the extent that one or more of your directors and/or officers are located in China or Hong Kong, please revise the separate section addressing enforcement of civil liabilities and the added risk factor to identify each director and/or officer located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. In this regard, we note the statement in your response that "many of our directors and senior executive officers reside within China...."

5. We note your response to comment 5. Please summarize in the forepart of the business section the risks that your corporate structure and being based in or having the majority of

the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the risk factors section. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

6. We note your response to comment 6. Please disclose in the forepart of the business section each permission or approval that you, your subsidiaries, or any VIEs are required to obtain from Chinese authorities to operate your business. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your, your subsidiaries', or the VIE's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

7. We note proposed revised disclosure in your response regarding PRC restrictions on currency exchange and PRC regulations that may limit your PRC subsidiaries' ability to increase their registered capital or distribute profits to you. Please provide in the forepart of the business section a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under any VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and any consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute

earnings from the company, including your subsidiaries and/or any consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under any VIE agreements.

Item 1A. Risk Factors, page 9

8. We note your response to comment 7. Please revise the added risk factor to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of consecutive "noninspection years" from three years to two years.

9. We note your response to comment 9. Please revise the added risk factor to clarify the statement "any offering in the U.S. is not subject to the review or prior approval of the CAC or the CSRC." In this regard, we note your response to comment 8, which indicates that an offering in the U.S. would be subject to the review of the CSRC under the Rules Regarding Overseas Listing.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 1. Business, page 2

10. Please revise the forepart of the business section to include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to many of your directors and officers residing within China, as indicated on page 30. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Additionally, please identify each director and/or officer located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.

General

11. Please revise the annual report to conform the disclosure to reflect changes being made in the Form 10-K for the fiscal year ended December 31, 2021 in connection with its review by the staff.

Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance

Office of Real Estate & Construction

cc: Steven Schuster